SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended    December 31, 2007

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________

Commission file number    1-724

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:  PVH Associates Investment Plan for Hourly Associates and PVH Associates Investment Plan for Salaried Associates

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Phillips-Van Heusen Corporation, 200 Madison Avenue, New York, New York 10016

 SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLANS

Date: June 26, 2008	By: /s/ Pamela N. Hootkin
Pamela N. Hootkin
Member of Administrative Committee

Financial Statements

Years ended December 31, 2007 and 2006

Contents

Phillips-Van Heusen Corporation

Associates Investment Plan For Hourly Associates

Page

Report of Independent Registered Public Accounting Firm

F-1

Financial Statements

Statements of Net Assets Available for Benefits

F-2

Statements of Changes in Net Assets Available for Benefits

F-3

Notes to Financial Statements

F-4

Supplemental Schedule

Schedule H, Line 4i--Schedule of Investments Held at Year End

F-12

Phillips-Van Heusen Corporation

Associates Investment Plan For Salaried Associates

Page

Report of Independent Registered Public Accounting Firm

F-13

Financial Statements

Statements of Net Assets Available for Benefits

F-14

Statements of Changes in Net Assets Available for Benefits

F-15

Notes to Financial Statements

F-16

Supplemental Schedule

Schedule H, Line 4i--Schedule of Investments Held at Year End

F-24

Report of Independent Registered Public Accounting Firm

Administrative Committee of the Plan

Phillips-Van Heusen Corporation

Associates Investment Plan for Hourly Associates

We have audited the accompanying statement of net assets available for benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Hourly Associates as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of investments held at year end at fair value as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 23, 2008

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2007 and 2006

	2007	2006

Assets

Investments, at fair value:
Investment in Phillips-Van Heusen
Corporation Associates Investment
Plans Master Trust	$ 9,527,896	$ 9,391,798
Participant loans receivable	373,212	320,613
Receivable from securities sold	66,867	-
Contributions receivable	30,186	21,327
Total assets	9,998,161	9,733,738

Liabilities
Benefits payable	8,303	-
Miscellaneous payables	3,686	524
Total liabilities	11,989	524

Net assets available for benefits at fair value	$ 9,986,172	$9,733,214

Adjustment to contract value from fair
value for interest in common/collective
trust relating to fully benefit-responsive
investment contracts	44,534	21,098

Net assets available for benefits	$10,030,706	$ 9,754,312

The accompanying notes are an integral

part of these financial statements

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

STATEMENT OF CHANGES IN NET
ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2007 and 2006

	2007	2006

Additions

Contributions:
Employer, net of forfeitures	$ 469,460	$ 348,764
Employees	1,006,754	788,476
Rollovers	122,668	-
Interest and investment income	-	188,052
Loan interest	24,127	29,127
Master trust investment income	402,723	1,444,075
Transfer from Phillips-Van Heusen Associates
Investment Plan for Salaried Associates	294,514	12,183

Total additions	2,320,246	2,810,677

Deductions

Payments to participants	946,852	3,344,988
Transfer to Phillips-Van Heusen Associates
Investment Plan for Salaried Associates	537,353	31,259

Total deductions	1,484,205	3,376,247

Net realized and unrealized (depreciation) appreciation
of investments	(559,647)	326,405

Net increase (decrease) in net assets available for benefits	276,394	(239,165)

Net assets available for benefits at beginning of year	9,754,312	9,993,477

Net assets available for benefits at end of year	$10,030,706	$9,754,312

The accompanying notes are an integral

part of these financial statements

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2007 and 2006

1.

Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the “Company”) Associates Investment Plan for Hourly Associates (the “Plan”) provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

Change in Trustee and Recordkeeper

Effective November 3, 2006, the Plan’s Trustee changed from Wells Fargo Bank to Nationwide Trust Company, and the Plan’s “Recordkeeper” changed from Wells Fargo Retirement Plan Solutions to The 401(k) Company.  Effective May 14, 2007, the Plan’s Trustee changed from Nationwide Trust Company to The Charles Schwab Trust Company (the “Trustee”).

Master Trust

The Phillips-Van Heusen Corporation Associates Investment Plans Master Trust (the “Master Trust”) was established for the investment of the Phillips-Van Heusen Stock Fund (the “PVH Stock Fund”).  Effective with the change in Recordkeeper and Trustee on November 3, 2006, all of the investments of the Company’s Associates Investment Plan for Hourly Employees and the Associates Investment Plan for Salaried Employees were combined into the new Master Trust held by the Nationwide Trust Company.

General

The Plan is a defined contribution plan covering hourly production, warehouse, distribution and U.S. retail field employees of the Company, who are at least age 21 or older, have completed at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

Contributions

Participants may contribute up to 25% of pre-tax annual compensation, limited to $15,500 and $15,000 per annum in 2007 and 2006 respectively.  In addition, pursuant to EGTRRA of 2001, all participants who have attained the age of 50 before the close of the plan year are eligible to make “catch-up” contributions up to $5,000 for each plan year.  The Company matches 100% of the first 2% of eligible compensation that a participant contributed to the Plan plus 25% of the next 4% of eligible compensation contributed by the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions.

Vesting

Amounts attributable to employee contributions and the allocated earnings thereon are immediately vested.  Participants become 25%, 50%, 75% and 100% vested in Company contributions and the allocated earnings thereon after two, three, four and five years of service, respectively.  Upon death, permanent disability or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee or Company contributions into any one of four pre-mixed asset allocation models or any of 10 individual investment options.  A participant may contribute a maximum of 25% of employee contributions into the PVH Stock Fund.

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

Participant Loans Receivable

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral.  The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant’s highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant’s account. Interest is fixed for the term of the loan at the prime rate plus 1%.  Loan repayments are made through payroll deductions which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

At December 31, 2007, total outstanding participant loans outstanding totaled $373,212, with maturity dates through 2012 at interest rates ranging from 5% to 9.25%.

Forfeitures

Contributions made on behalf of non-vested or partially vested employees who have terminated are retained by the Plan and are used to reduce the Company’s future matching contributions.  In 2007, forfeitures of $23,885 were used by the Plan to reduce the Company’s matching contributions.

Payment of Benefits

Participants electing final distributions will receive payment in the form of a lump sum amount equal to the value of their vested account unless the participant notifies the Company of their intent to receive all or a portion of their balance attributable to the PVH Stock Fund paid in the form of shares of the Company’s Common Stock.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

2.

Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Substantially all administrative expenses are paid by the Company.

In accordance with the Rules and Regulations of the Department of Labor, investments are included in the accompanying financial statements at market value as determined by quoted market prices or at fair value as determined by the trustee.  Purchases and sales of securities are reflected on a trade date basis.

All assets of the Plan are held by the Trustee in the Master Trust and are segregated from the assets of the Company.  The Plan shares in the Master Trust interest and investment income based upon its participants’ shares of the Master Trust net assets available for benefits.

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (FSP).  This FSP requires investments in benefit-responsive investment contracts be presented at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts though a common/collective trust.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investments in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

In September, 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157), “Fair Value Measurements.”  SFAS 157 defines fair value, establishes a framework for measuring fair value and requires additional disclosures about fair value measurements.  It applies to fair value measurements already required or permitted by existing standards.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact that the adoption of SFAS 157 will have on the Plan’s financial statements.

3.

Transactions with Parties-in-Interest

During the years ended December 31, 2007 and 2006, the Master Trust purchased 50,218 and 53,146 shares, respectively, of the Company’s common stock and received $127,428 and $138,106, respectively, from the Company as payment of dividends on its common stock. The AIP Master Trust also sold 74,684 and 152,495 shares of the Company’s common stock during the years ended December 31, 2007 and 2006, respectively.

4.

Assets of the Plan

Investments that represent 5% or more of the fair value of the Plan’s net assets at the end of the plan year are as follows:

	2007	2006

Investment in Phillips-Van Heusen
Corporation Associates Investment
Plans Master Trust	$9,527,896	$9,391,798

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

During 2006**, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized

Appreciation in Fair Value of Investments

2006**

Common stock—PVH Stock Fund	$ -
Shares of registered investment companies	326,405
$326,405

** Represents appreciation for the period January 1, 2006 through November 2, 2006 of investments not in the Master Trust.  See below for Master Trust information.

5.

Interest in the Master Trust

Effective November 3, 2006, the plan’s investments, with the exception of participant loans, are held in a Master Trust with the assets of the Associates Investment Plan for Salaried Associates.  The assets of the Master Trust are held by The Charles Schwab Trust Company.  The plan participates in the Master Trust for the investment of the pooled assets of various funds.  Each participating plan has an undivided interest in the Master Trust.  Income and assets of the Master Trust are allocated to the Plan based on participant balances.  The assets of the Master Trust at December 31, 2007 and 2006, reported at fair value, consist of the following:

PHILLIPS-VAN HEUSEN CORPORATION PENSION PLAN

ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

	2007	2006

Cash	$ 137,527	$ 27,724
Receivable from investments sold		86,852
Payable for investments purchased		(86,852)
Other payable		(9,619)
Investments, at market value:
Common Collective Trust	24,215,772	22,338,688
Mutual Funds	104,842,735	86,595,356
Common Stock	30,654,803	42,951,591
Money Market Funds	47,170	1,195,213

Total Master Trust investments	$159,898,007	$153,098,953

Plan’s beneficial interest	$ 9,527,896	$ 9,391,798

Plan’s percentage interest	6%	6%

Net investment (loss) income for the Master Trust through December 31, 2007 and 2006 is as follows:

	2007	2006

Net (depreciation) appreciation in fair value of investments determined by quoted market prices:
Common Stock	$(11,023,289)	$16,261,622
Mutual Funds and Common Collective Trust	469,377	(883,605)

	(10,553,912)	15,378,017

Interest and dividend income	8,858,571	3,941,060

Total Master Trust investment (loss) income	$ (1,695,341)	$19,319,077

PHILLIPS-VAN HEUSEN CORPORATION PENSION PLAN

ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

6.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 2, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

7.

Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2007 and 2006:

	2007	2006

Net assets available for benefits per the financial statements	$10,030,706	$ 9,754,312
Less adjustment from fair value to contract value
for fully benefit-responsive investment contracts	44,534	21,098
Net assets available for benefits per the Form 5500	$ 9,986,172	$ 9,733,214

SUPPLEMENTAL SCHEDULE

EIN: 13-1166910

Plan No: 012

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR HOURLY ASSOCIATES

SCHEDULE H, LINE 4i--SCHEDULE OF INVESTMENTS AT YEAR END

AT FAIR VALUE

For the Year Ended December 31, 2007

Identity of Holder	Description of Investment	Current Value

The Charles Schwab Trust Co.	Cash	$ 87,057
The Charles Schwab Trust Co.	Federated Capital Reserve;
	3,286.480 shares	3,287
The Charles Schwab Trust Co.	SEI Stable Asset Fund;
	1,771,387.910 shares	1,726,854
The Charles Schwab Trust Co.	State Street S&P 500 Index;
	16,618.222 shares	660,026
The Charles Schwab Trust Co.	Lazard Emerging Markets;
	851.988 shares	20,593
The Charles Schwab Trust Co.	American Beacon Large Cap Value;
	37,450.691 shares	838,521
The Charles Schwab Trust Co.	Bond Fund of America;
	60,642.033 shares	791,985
The Charles Schwab Trust Co.	Dodge & Cox Balanced Fund;
	11,048.857 shares	894,957
The Charles Schwab Trust Co.	Growth Fund of America;
	23,658.445 shares	798,709
The Charles Schwab Trust Co.	Hartford HLS Small Cap Growth;
	5,190.121 shares	96,848
The Charles Schwab Trust Co.	Phoenix Real Estate Securities;
	1,833.980 shares	52,910
The Charles Schwab Trust Co.	Thornburg International Value;
	25,101.885 shares	850,703
The Charles Schwab Trust Co.	Wells Fargo Small Cap Value;
	19,360.480 shares	569,585
The Charles Schwab Trust Co.	Phillip-Van Heusen Corp. Common Stock;
	57,945.211 shares	2,135,861

Total investments held by
The Charles Schwab Trust Co.		$ 9,527,896

Report of Independent Registered Public Accounting Firm

Administrative Committee of the Plan

Phillips-Van Heusen Corporation

Associates Investment Plan for Salaried Associates

We have audited the accompanying statements of net assets available for benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Salaried Associates as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of investments held at year end at fair value as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 23, 2008

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006

Assets
Investments, at fair value:
Investment in Phillips-Van Heusen
Corporation Associates Investment Plans
Master Trust	$150,370,111	$143,707,155
Participant loans receivable	2,533,372	1,773,210
Receivable from securities sold	89,596	-
Contributions receivable	30,004	443,086
Total assets	153,023,083	145,923,451

Liabilities
Due to broker	133,324	-
Benefits payable	158,975	9,277
Total liabilities	292,299	9,277

Net assets available for benefits at fair value	152,730,784	145,914,174

Adjustment to contract value from fair
value for interest in common/collective
trust relating to fully benefit-responsive
investment contracts	394,550	220,145

Net assets available for benefits	$153,125,334	$146,134,319

The accompanying notes are an integral

part of these financial statements

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

STATEMENTS OF CHANGES IN NET
ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2007 and 2006

	2007	2006

Additions

Contributions:
Employer, net of forfeitures	$ 3,995,988	$ 3,288,623
Employees	10,447,772	8,723,948
Rollovers	1,188,138	273,473
Interest and investment income	-	2,130,908
Transfer from Phillips-Van Heusen Associates
Investment Plan for Hourly Associates	537,353	31,259
Loan interest	162,205	129,242
Master trust investment income	8,269,517	18,116,245

Total additions	24,600,973	32,693,698

Deductions

Payments to participants	7,321,179	10,377,037
Transfer to Phillips-Van Heusen Associates
Investment Plan for Hourly Associates	294,514	12,183

Total deductions	7,615,693	10,389,220

Net realized and unrealized (depreciation)
appreciation of investments	(9,994,265)	6,287,070

Net increase in net assets available for benefits	6,991,015	28,591,548

Net assets available for benefits at beginning of year	146,134,319	117,542,771

Net assets available for benefits at end of year	$153,125,334	$146,134,319

The accompanying notes are an integral

part of these financial statements

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2007 and 2006

1.

Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the “Company”) Associates Investment Plan for Salaried Associates (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

Change in Trustee and Recordkeeper

Effective November 3, 2006, the Plan’s Trustee changed from Wells Fargo Bank to Nationwide Trust Company, and the Plan’s “Recordkeeper” changed from Wells Fargo Retirement Plan Solutions to The 401(k) Company.  Effective May 14, 2007, the Plan’s Trustee changed from Nationwide Trust Company to The Charles Schwab Trust Company (the “Trustee”).

Master Trust

The Phillips-Van Heusen Corporation Associates Investment Plans Master Trust (the “Master Trust”) was established for the investment of the Phillips-Van Heusen Stock Fund (the “PVH Stock Fund”).  Effective with the change in Recordkeeper and Trustee on November 3, 2006, all of the investments of the Company’s Associates Investment Plan for Hourly Employees and the Associates Investment Plan for Salaried Employees were combined into the new Master Trust held by the Nationwide Trust Company.

General

The Plan is a defined contribution plan covering salaried or clerical employees of the Company who are at least age 21 or older, have completed at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

Contributions

Participants may contribute up to 25% of pre-tax annual compensation, limited to $15,500 and $15,000 per annum in 2007 and 2006, respectively.  In addition, pursuant to EGTRRA of 2001, all participants who have attained the age of 50 before the close of the plan year are eligible to make “catch-up” contributions up to $5,000 for each plan year.  The Company matches 100% of the first 2% of eligible compensation that a participant contributed to the Plan plus 25% of the next 4% of eligible compensation contributed by the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions.

Vesting

Amounts attributed to employee contributions and the allocated earnings thereon are immediately vested.  Participants become 25%, 50%, 75% and 100% vested in Company contributions and the allocated earnings thereon after two, three, four and five years of service, respectively.  Upon death, permanent disability, or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee or Company contributions into any one of four pre-mixed asset allocation models or any of 10 individual investment options.  A participant may contribute a maximum of 25% of employee contributions into the PVH Stock Fund.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

Participant Loans Receivable

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant’s highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant’s account. Interest is fixed for the term of the loan at the prime rate plus 1%. Loan repayments are made through payroll deductions, which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

At December 31, 2007, participant loans outstanding totaled $2,533,372, with maturity dates through 2022 at interest rates ranging from 5% to 10.5%.

Forfeitures

Contributions made on behalf of non-vested or partially vested employees who have terminated are retained by the Plan and are used to reduce the Company’s future matching contributions.  In 2007, forfeitures of $101,173 were used by the Plan to reduce the Company’s matching contributions.

Payment of Benefits

Participants electing final distributions will receive payment in the form of a lump sum amount equal to the value of their vested account unless the participant notifies the Company of their intent to receive all or a portion of their balance attributable to the PVH Stock Fund paid in the form of shares of the Company’s Common Stock.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

2.

Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Substantially all administrative expenses are paid by the Company.

In accordance with the Rules and Regulations of the Department of Labor, investments are included in the accompanying financial statements at market value as determined by quoted market price or at fair value as determined by the trustee.  Purchase and sales of securities are reflected on a trade date basis.

All assets of the Plan are held by the Trustee and are segregated from the assets of the Company.  The Master Trust holds the investments in The PVH Stock Fund.  The Plan shares in the Master Trust interest and investment income based upon its participants’ shares of the Master Trust net assets available for benefits.

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (FSP).  This FSP requires investments in benefit-responsive investment contracts be presented at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts though a common/collective trust.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investments in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

In September, 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157), “Fair Value Measurements.”  SFAS 157 defines fair value, establishes a framework for measuring fair value and requires additional disclosures about fair value measurements.  It applies to fair value measurements already required or permitted by existing standards.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact that the adoption of SFAS 157 will have on the Plan’s financial statements.

Reclassifications

Certain amounts from the 2007 financial statements have been reclassified in order to conform to the current year presentation.

3.

Transactions with Parties-in-Interest

During the years ended December 31, 2007 and 2006, the Master Trust purchased 50,218 and 53,146 shares, respectively, of the Company’s common stock and received $127,428 and $138,106, respectively, from the Company as payment of dividends on its common stock. The AIP Master Trust also sold 74,684 and 152,495 shares of the Company’s common stock during the years ended December 31, 2007 and 2006, respectively.

4.

Assets of the Plan

Investments that represent 5% or more of the fair value of the Plan’s net assets at the end of the plan year are as follows:

	2007	2006

Investment in Phillips-Van Heusen
Corporation Associates Investment
Plans Master Trust	150,370,111	143,707,155

 PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

During 2006, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized

Appreciation in Fair Value of Investments

2006**

Common stock—PVH Stock Fund	$ -
Shares of registered investment
companies	6,287,070
$6,287,070

** Represents appreciation for the period January 1, 2006 through November 2, 2006 of investments not in the Master Trust.  See below for Master Trust information.

5.

Interest in the Master Trust

Effective November 3, 2006, the plan’s investments, with the exception of participant loans, are held in a Master Trust with the assets of the Associates Investment Plan for Hourly Associates.  The assets of the Master Trust are held by The Charles Schwab Trust Company.  The plan participates in the Master Trust for the investment of the pooled assets of various funds.  Each participating plan has an undivided interest in the Master Trust.  Income and assets of the Master Trust are allocated to the Plan based on participant balances.  The assets of the Master Trust at December 31, 2007 and 2006 consist of the following reported at fair value:

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

	2007	2006

Cash	$ 137,527	$ 27,724
Receivable from investments sold		86,852
Payable for investments purchased		(86,852)
Other payable		(9,619)
Investments, at market value:
Common Collective Trust	24,215,772	22,338,688
Mutual Funds	104,842,735	86,595,356
Common Stock	30,654,803	42,951,591
Money Market Funds	47,170	1,195,213

Total Master Trust investments	$159,898,007	$153,098,953

Plan’s beneficial interest	$150,370,111	$143,707,155

Plan’s percentage interest	94%	94%

Net investment (loss) income for the Master Trust through December 31, 2007 and 2006 is as follows:

	2007	2006

Net (depreciation) appreciation in fair value of
investments determined by quoted market prices:
Common Stock	$(11,023,289)	$16,261,622
Mutual Funds and Common Collective Trust	469,377	(883,605)

	(10,553,912)	15,378,017

Interest and dividend income	8,858,571	3,941,060

Total Master Trust investment (loss) income	$ (1,695,341)	$19,319,077

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

6.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 2, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

7.

Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2007 and 2006:

	2007	2006
Net assets available for benefits per the financial
statements	$153,125,334	$146,134,319
Less adjustment from fair value to contract value for	394,550	220,145
fully benefit-responsive investment contracts
Net assets available for benefits per the Form 5500	$152,730,784	$145,914,174

SUPPLEMENTAL SCHEDULE

EIN: 13-1166910

Plan No: 007

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR SALARIED ASSOCIATES

SCHEDULE H, LINE 4i--SCHEDULE OF INVESTMENTS HELD AT YEAR END

AT FAIR VALUE

For the Year Ended December 31, 2007

Identity of Holder	Description of Investment	Current Value

The Charles Schwab Trust Co.	Cash	$ 50,469
The Charles Schwab Trust Co.	Federated Capital Reserves
	43,882.490 shares	43,883
The Charles Schwab Trust Co.	American Beacon US Govt MM;
	1.000 shares	1
The Charles Schwab Trust Co.	SEI Stable Asset Fund;
	15,693,497.900 shares	15,298,948
The Charles Schwab Trust Co.	State Street S&P 500 Index:
	164,411.805 shares	6,529,944
The Charles Schwab Trust Co.	American Beacon Large Cap Value;
	778,964.672 shares	17,441,019
The Charles Schwab Trust Co.	Bond Fund of America;
	941,768.072 shares	12,299,491
The Charles Schwab Trust Co.	Dodge & Cox Balanced Fund;
	179,208.037 shares	14,515,851
The Charles Schwab Trust Co.	Growth Fund of America;
	502,049.344 shares	16,949,186
The Charles Schwab Trust Co.	Hartford HLS Small Cap Growth;
	153,227.174 shares	2,859,219
The Charles Schwab Trust Co.	Lazard Funds Emerging Markets;
	47,524.799 shares	1,148,674
The Charles Schwab Trust Co.	Phoenix Real Estate Securities;
	61,084.301 shares	1,762,282
The Charles Schwab Trust Co.	Thornburg International Value;
	624,164.447 shares	21,152,933
The Charles Schwab Trust Co.	Wells Fargo Small Cap Value;
	401,062.824 shares	11,799,268
The Charles Schwab Trust Co.	Phillip-Van Heusen Corp. Common Stock;
	773,709.789 shares	28,518,943

Total investments held by
The Charles Schwab Trust Co.		$150,370,111

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Auditors (Associates Investment Plan for Hourly Associates)

23.2	Consent of Independent Auditors (Associates Investment Plan for Salaried Associates)